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Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended
	March 1, 2003	March 2, 2002	March 3, 2001	February 29, 2000	February 28, 1999
Earnings from continuing operations before income taxes	$43,977	$7,513	$32,042	$25,750	$931
Plus: Fixed charges(1)	36,419	33,021	27,174	25,444	25,719
Less: Capitalized interest	(625)	(385)	(542)	(814)	(196)

Earnings available to cover fixed charges	$79,771	$40,149	$58,674	$50,380	$26,454

Ratio of earnings to fixed charges	2.19	1.22	2.16	1.98	1.03

(1)
Fixed charges consist of the following:

	Fiscal Year Ended
	March 1, 2003	March 2, 2002	March 3, 2001	February 29, 2000	February 28, 1999
Interest expense, gross	$30,713	$22,980	$18,269	$16,397	$16,519
Rentals (interest factor)	5,706	10,041	8,905	9,047	9,200

Total fixed charges	$36,419	$33,021	$27,174	$25,444	$25,719

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INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)